UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-204704

TEGNA INC.

(Exact name of registrant as specified in its charter)

c/o Nexstar Media Group, Inc.
545 E. John Carpenter Freeway, Suite 700
Irving, Texas 75062
(972) 373-8800

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Plan Interests

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None*

On March 19, 2026, pursuant to the Agreement and Plan of Merger, dated as of August 18, 2025 (the “Merger Agreement”), by and among Nexstar Media Group. Inc., a Delaware corporation (“Parent”), TEGNA Inc. a Delaware limited liability company (“Company”), Teton Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), Merger Sub merged with and into the Company, with the Company continuing as the surviving corporation and a wholly owned subsidiary of Parent. Therefore, interests in the TEGNA 401(k) Savings Plan no longer require registration. Accordingly, this Form 15 is being filed to suspend the Plan’s duty to file reports under Section 15(d) of the Exchange Act, including on Form 11-K. Pursuant to the requirements of the Securities Exchange Act of 1934, TEGNA 401(k) Savings Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	April 8, 2026	TEGNA Inc. 401(k) Savings Plan

		By:	Nexstar Media Group, Inc. (as successor by merger to TEGNA Inc.), its 401(k) Savings Plan Administrative Committee

		By:	/s/ Lee Ann Gliha
Lee Ann Gliha Treasurer